SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D (Rule 13d-101) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 4)[1] Alimera Sciences, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
016259202
(CUSIP Number)
Domain Associates, L.L.C.	Ropes & Gray LLP
202 Carnegie Center Drive	1211 Avenue of the Americas
Princeton, NJ 08540	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Not Applicable (See Introductory Note)
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	239,394
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	239,394
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		239,394
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.8%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 016259202

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) DP VI Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,327
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,327
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 016259202

AMENDMENT NO. 4 TO SCHEDULE 13D (FINAL AMENDMENT)

Introductory Note: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on May 7, 2010, Amendment No. 1 thereto filed on June 3, 2011, Amendment No. 2 thereto filed on June 13, 2013 and Amendment No. 3 thereto filed on January 17, 2014 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.  This Final Amendment to the Schedule 13D is being filed solely to report that the Reporting Persons are no longer subject to reporting on Schedule 13D with respect to the Issuer.  The Reporting Persons have not engaged in any transactions with respect to the securities of the Issuer since the last filing of the Schedule 13D, but have ceased to beneficially own more than five percent of the Common Stock due to the increase in the total number of shares of Common Stock outstanding.

The Schedule 13D is hereby amended as follows:

Item 2. Identity and Background.

(b)-(c)  James C. Blair, Brian H. Dovey, Jesse I. Treu and Nicole Vitullo are the managing members of OPSA VI.

The principal business address of each of the entities and individuals named in Item 2 is c/o Domain Associates, LLC, 202 Carnegie Center Drive, Princeton, New Jersey  08540.

Item 5. Interest in Securities of the Issuer.

(a)  The information requested by this paragraph is incorporated by reference to the cover pages to this Amendment No. 4 (Final Amendment) to Schedule 13D  and is based on 5,031,745 shares of Common Stock outstanding as of August 3, 2020, as reported in the Issuer’s most recent Report on Form 10-Q for the period ended June 30, 2020 filed with the Securities and Exchange Commission on August 4, 2020.

(e)  The Reporting Persons do not beneficially own more than five percent of the Common Stock.

CUSIP No. 016259202

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2020

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact